Exhibit 11.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Offering Circular of Landa App 3 LLC on Form 1-A to be filed on or about March 1, 2022 of our reports dated March 1, 2022, on our audits of (i) the balance sheet of Landa App 3 LLC as of September 30, 2021, (ii) the statements of revenues and certain expenses for each of 6696 Mableton Parkway SE and 24 Ditmars Street for the year ended December 31, 2020 and, (iii) the statement of revenues and certain expenses of 996 Greenwood Ave NE for the period from June 3, 2020 to December 31, 2020. Our report on Landa App 3 LLC includes an explanatory paragraph about the existence of substantial doubt concerning its ability to continue as a going concern. We also consent to the reference to our firm under the caption “Experts” in this Offering Circular.

/s/ EisnerAmper LLP

EISNERAMPER LLP

Philadelphia, Pennsylvania

March 1, 2022